Cushing® MLP & Infrastructure Total Return Fund
300 Crescent Court, Suite 1700,
Dallas, Texas 75201

March 3, 2020

Anu Dubey
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:	Cushing® MLP & Infrastructure Total Return Fund - Request for Withdrawal of Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 (File Nos. 333-236206)

Dear Ms. Dubey:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), Cushing® MLP & Infrastructure Total Return Fund (the “Fund”) hereby requests the withdrawal of Pre-Effective Amendment No. 1 (Accession No. 0000894189-20-001710) to its registration statement on Form N-14 (File No. 333-236206), together with all exhibits filed therewith, filed on March 2, 2020 (the “Amendment”).

The Amendment was inadvertently filed as Form Type N-14/A, instead of Form Type N-14 8C/A.  The Fund intends to promptly re-file the Amendment as Form Type N-14 8C/A.

The Amendment was not declared effective and no securities have been issued or sold in connection with the Amendment.

Sincerely, CUSHING® MLP & INFRASTRUCTURE TOTAL RETURN FUND By: /s/ Barry Y. Greenberg Barry Y. Greenberg Secretary